

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2019

Raymond Ming Hui Lin
Chief Executive Officer
CLPS Incorporation
c/o 2nd Floor, Building 18, Shanghai Pudong Software Park
498 Guoshoujing Road, Pudong, Shanghai 201203
People's Republic of China

> **Re: CLPS Incorporation**
> **Registration Statement on Form F-3**
> **Filed May 29, 2019**
> **File No. 333-231812**

Dear Mr. Lin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Alec F. Orudjev, Esq.